Exhibit 99.1

Century 21 China Real Estate Reports Fourth Quarter and Fiscal Year 2011 Unaudited Financial Results

BEIJING, China, March 15, 2012 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter and Fiscal Year 2011 Highlights(1)

•                      Consolidated net revenue in the fourth quarter of 2011 was RMB142.3 million (US$22.6 million), a decrease of 9.1% from the third quarter of 2011, and a decrease of 16.2% from the fourth quarter of 2010.

•                      Consolidated net revenue in fiscal year 2011 was RMB604.6 million (US$96.1 million), an increase of 13.9% from fiscal year 2010.

•                      Revenue from company-owned brokerage services in the fourth quarter of 2011 was RMB117.6 million (US$18.7 million), a decrease of 13.3% from the third quarter of 2011, and a decrease of 23.6% from the fourth quarter of 2010.

•                      Revenue from company-owned brokerage services in fiscal year 2011 was RMB513.4 million (US$81.6 million), an increase of 6.4% from fiscal year 2010.

•                      Net loss attributable to IFM Investments Limited for the fourth quarter of 2011 was RMB78.8 million (US$12.5 million), a decrease of 14.1% from the third quarter of 2011, and an increase of 72.8% from the fourth quarter of 2010. Excluding store closure-related costs of approximately RMB11.4 million (US$1.8 million), net loss attributable to IFM Investments Limited in the fourth quarter of 2011 would be RMB67.4 million (US$10.7 million).

•                      Net loss attributable to IFM Investments Limited for fiscal year 2011 was RMB336.5 million (US$53.5 million), an increase of 107.5% from fiscal year 2010. Excluding store closure-related costs of approximately RMB34.3 million (US$5.4 million), net loss attributable to IFM Investments Limited for fiscal year 2011 would be RMB302.2 million (US$48.0 million).

•                      Non-GAAP(2) net loss attributable to IFM Investments Limited for the fourth quarter of 2011 was RMB73.4 million (US$11.7 million), a decrease in net loss of 19.3% from the third quarter of 2011, and an increase in net loss of 70.3% from the fourth quarter of 2010.

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended December 31, 2011, were made at a rate of RMB6.2939 to US$1.00 which is the noon buying rate on December 30, 2011 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

(2) Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

•                      Non-GAAP net loss attributable to IFM Investments Limited for fiscal year 2011 was RMB328.4 million (US$52.2 million), an increase of 125.9% from fiscal year 2010.

“With fourth quarter transaction volumes stabilizing sequentially, albeit at suppressed levels, our disciplined approach to diversifying our revenue base combined with our cost reduction initiatives drove improved bottom line performance,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “We continued to quickly gain traction in primary sales, with sales of new homes through our company-owned store network accounting for 50% of revenue from our company-owned brokerage services in the fourth quarter. We also focused on optimizing our store network by concentrating our efforts on the most profitable locations. We are encouraged to note that, despite challenging market conditions, total consolidated revenues for fiscal year 2011 increased by 13.9%.”

Mr. Harry Lu, vice chairman and president, added: “Although we do not expect government regulations on property sales to be relaxed in the near term, we have seen some improvement in transaction volumes in Beijing, Shanghai and Shenzhen after the Chinese New Year holiday in late January. While this is encouraging, near-term visibility remains limited. In the coming quarters we will retain our strategic focus on diversifying our revenue streams, reducing costs and ensuring our resources are utilized efficiently. The competitive advantage of our strong store network in key neighborhoods is becoming more apparent than ever, and we are confident that our strategy positions us very competitively when the market recovers.”

Fourth Quarter 2011 Results

The Company’s total consolidated net revenue in the fourth quarter of 2011 was RMB142.3 million (US$22.6 million), a decrease of 9.1% from RMB156.5 million in the third quarter of 2011, and a decrease of 16.2% from RMB169.9 million in the fourth quarter of 2010. This was primarily due to the continuing nationwide slowdown in transaction volumes in the secondary property market in the fourth quarter of 2011.

Revenue from company-owned brokerage services in the fourth quarter of 2011 was RMB117.6 million (US$18.7 million), representing 82.6% of total net revenue, a decrease of 13.3% from RMB135.7 million in the third quarter of 2011, and a decrease of 23.6% from RMB153.9 million in the fourth quarter of 2010. This was mainly due to a decrease in sales and purchase transaction volumes in the fourth quarter of 2011 as a result of the continuing nationwide slowdown in the secondary property market.

Revenue from mortgage management services in the fourth quarter of 2011 was RMB5.8 million (US$0.9 million), representing 4.1% of total net revenue, an increase of 23.4% from RMB4.7 million in the third quarter of 2011, and a decrease of 3.3% from RMB6.0 million in the fourth quarter of 2010. The sequential increase was primarily due to an increase in service fees and interest revenue from property-pledged consumer loans provided in the fourth quarter of 2011. The year-over-year decrease was primarily due to a decrease in traditional home mortgage loans provided by the Company in the fourth quarter of 2011.

Revenue from franchise services in the fourth quarter of 2011 was RMB4.1 million (US$0.7 million), representing 2.9% of total net revenue, an increase of 32.3% from RMB3.1 million in the third quarter of 2011, and an increase of 20.6% from RMB3.4 million in the fourth quarter of 2010. This was primarily due to the year-end adjustment of business tax reductions relating to intercompany royalty payments.

Revenue from primary and commercial services in the fourth quarter of 2011 was RMB14.9 million (US$2.4 million), representing 10.5% of total net revenue, an increase of 14.6% from RMB13.0 million in the third quarter of 2011. This increase was primarily due to commissions generated from the sale of approximately 62,700 square meters of gross floor area (“GFA”) of new homes and fees received for consulting services provided on new commercial development projects.

Commissions and other agent-related costs in the fourth quarter of 2011 were RMB99.5 million (US$15.8 million), representing 70% of total net revenue, a decrease of 9.0% from RMB109.4 million in the third quarter of 2011, and a decrease of 2.9% from RMB102.5 million in the fourth quarter of 2010. The decrease in commissions and other agent-related costs was attributable to both lower commission expenses in the fourth quarter of 2011 as a result of lower commission revenue, and lower fixed salary expenses for sales staff due to a reduction in the number of sales offices and sales people.

Operating costs in the fourth quarter of 2011 were RMB68.1 million (US$10.8 million), representing 47.9% of total net revenue, a decrease of 16.1% from RMB81.2 million in the third quarter of 2011, and an increase of 10.7% from RMB61.5 million in the fourth quarter of 2010. Excluding store closure-related costs of approximately RMB11.4 million (US$1.8 million), total operating costs for the fourth quarter of 2011 would be RMB56.7 million (US$9.0 million). The sequential decline in operating costs was due to a reduction in the number of the sales offices in operation.

Selling, general and administrative expenses in the fourth quarter of 2011 were RMB53.7 million (US$8.5 million), representing 37.7% of total net revenue, a decrease of 6.6% from RMB57.5 million in the third quarter of 2011, and an increase of 1.9% from RMB52.7 million in the fourth quarter of 2010. The sequential decrease was mainly due to a reduction in marketing expenses as marketing activities declined due to a decrease in the number of sales staff.

Goodwill impairment losses in the fourth quarter of 2011 were RMB30.6 million (US$4.9 million), including a RMB4.4 million (US$0.7 million) impairment loss from the Shenzhen subsidiary acquired in 2008 and a RMB26.2 million (US$4.2 million) impairment loss from SG International Investments Limited, as a result of the decline in the business conditions of the related entities due to the continuing nationwide slowdown in the real estate market.

Net change in fair value of contingent consideration in the fourth quarter of 2011 was RMB25.7 million (US$4.1 million), which was the fair value change of the contingent consideration payable in respect of the Company’s business acquisition of SG International Investments Limited in the second quarter of 2011. This amount offset the goodwill impairment loss of RMB 26.2 million related to the same acquisition stated above. The changes in the contingent consideration payable from the third quarter to the fourth quarter of 2011 resulted from a combination of factors, including a decline in year-end estimated revenue and earnings for 2012 and 2013 from those previously estimated for SG International Investments Limited.

Loss from operations in the fourth quarter of 2011 was RMB84.0 million (US$13.3 million), compared to a loss from operations of RMB91.7 million in the third quarter of 2011, and loss from operations of RMB46.8 million in the fourth quarter of 2010. Non-GAAP loss from operations in the fourth quarter of 2011 was RMB78.6 million (US$12.5 million), compared to a non-GAAP loss from operations of RMB91.0 million for the third quarter of 2011, and non-GAAP loss from operations of RMB44.4 million in the fourth quarter of 2010.

Foreign exchange loss for the fourth quarter of 2011 was RMB0.4 million (US$0.1 million), compared to RMB1.5 million in the third quarter of 2011 and RMB4.0 million in the fourth quarter of 2010, resulting from depreciation of the U.S. dollar against the RMB.

Net loss attributable to IFM Investments Limited in the fourth quarter of 2011 was RMB78.8 million (US$12.5 million), compared to a net loss of RMB91.7 million attributable to IFM Investments Limited in the third quarter of 2011, and a net loss attributable to IFM Investments Limited of RMB45.6 million in the fourth quarter of 2010. Non-GAAP net loss attributable to IFM Investments Limited for the fourth quarter of 2011 was RMB73.4 million (US$11.7 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB91.0 million in the third quarter of 2011, and a non-GAAP net loss attributable to IFM Investments Limited of RMB43.1 million in the fourth quarter of 2010.

Basic and diluted net loss per ADS in the fourth quarter of 2011 were RMB1.77 (US$0.28). Non-GAAP basic and diluted net loss per ADS in the fourth quarter of 2011 were RMB1.65 (US$0.26). Each of the Company’s American depositary shares (“ADS”) represents 15 Class A ordinary shares.

As of December 31, 2011, the Company had cash and cash equivalents of RMB 235.5 million (US$37.4 million).  Net cash used in operating activities in the fourth quarter of 2011 was RMB75.9 million (US$12.1 million), which was mainly attributable to operating losses. Cash provided by investing activities in the fourth quarter of 2011 was RMB 107.5 million (US$17.1 million) which was mainly comprised of matured time deposits of RMB100.0 million (US$15.9 million).

During the fourth quarter of 2011, the Company’s CENTURY 21® China Real Estate network covered 31 major cities with an average of more than 1,237 sales offices, including an average of 406 company-owned sales offices in operation. As of December 31, 2011, the Company’s CENTURY 21® China Real Estate network employed more than 14,900 sales professionals and maintained more than 8.0 million property listings.

Fiscal Year 2011 Results

Consolidated net revenue for fiscal year 2011 was RMB604.6 million (US$96.1 million), representing a 13.9% increase from RMB530.8 million for fiscal year 2010. This year-over-year increase was primarily due to an increase in the average number of sales offices in the company-owned brokerage network in 2011 as compared to 2010, as a result of the expansion of the company-owned store network in the first half of 2011.

Revenue from company-owned brokerage services for fiscal year 2011 was RMB513.4 million (US$81.6 million), representing 84.9% of total net revenue, and a 6.4% increase from RMB482.4 million for fiscal year 2010. The year-over-year increase was mainly due to the fact that the Company generated more new home sales transactions with higher commission income in 2011.

Revenue from mortgage management services for fiscal year 2011 was RMB22.9 million (US$3.6 million), representing 3.8% of total net revenue, and a 6.1% decrease from RMB24.4 million for fiscal year 2010. This decrease was primarily due to a decline in volumes and a decrease in total fees earned for mortgage loans and home equity loans in fiscal year 2011 as a result of the restrictive lending policies implemented in China from early 2011.

Revenue from franchise services for fiscal year 2011 was RMB23.5 million (US$3.7 million), representing 3.9% of total net revenue, and a 38.2% increase from RMB17.0 million for fiscal year 2010. The year-over-year increase was primarily attributable to initial franchise fees recognized in 2011 as the company granted licenses to two new regional sub-franchisors in  2011.

Revenue from primary and commercial services for fiscal year 2011 was RMB44.7 million (US$7.1 million), representing 7.4% of total net revenue, and an increase of 529.6% from RMB7.1 million for fiscal year 2010. This increase was primarily due to an increase in transaction volumes in the primary real estate agency services business as a result of the Company’s continued expansion of this business segment and its acquisition of SG International Investments Limited. In 2011, the Company sold approximately 224,400 square meters GFA of new homes and provided consulting services on some new commercial development projects.

Commissions and other agent-related costs for fiscal year 2011 were RMB428.9 million (US$68.1 million), representing 70.9% of total net revenue, and a 34.5% increase from RMB318.9 million for fiscal year 2010. The increase in commissions and other agent-related costs was mainly attributable to an increase in salaries and benefits for sales staff as the result of an increase in the number of sales professionals employed during fiscal year 2011.

Operating costs for fiscal year 2011 were RMB296.7 million (US$47.1 million), representing 49.1% of total net revenue, and an increase of 48.6% from RMB199.7 million for fiscal year 2010. Excluding store closure-related costs of approximately RMB34.3 million (US$5.4 million), total operating costs for fiscal year 2011 would be RMB262.4 million (US$41.7 million). The year-over-year increase was primarily due to an increase in rental costs and store-related costs resulting from the higher average number of sales offices in the company-owned brokerage network in 2011 as compared to 2010.  From 2010 to mid-2011, the Company opened more sales offices in line with its strategy of network expansion. The Company began to close some sales offices from mid-2011.

Selling, general and administrative expenses for fiscal year 2011 were RMB218.1 million (US$34.7 million), representing 36.1% of total net revenue, and an increase of 23.7% from RMB176.3 million for fiscal year 2010. The year-over-year increase was largely due to an increase in the number of non-sales staff, the expansion of the Company’s new primary brokerage services segment and an increase in marketing expenses incurred in 2011.

Loss from operations for fiscal year 2011 was RMB344.0 million (US$54.7 million), compared to a loss from operations of RMB164.0 million in the year 2010. Non-GAAP loss from operations for fiscal 2011 was RMB335.9 million (US$53.4 million), compared to a non-GAAP loss from operations of RMB147.1 million in fiscal year 2010.

Foreign exchange loss for 2011 was RMB5.7 million (US$0.9 million), compared to RMB12.2 million in 2010, resulting from depreciation of the U.S. dollar against the RMB.

Net loss attributable to IFM Investments Limited for fiscal year 2011 was RMB336.5 million (US$53.5 million), compared to a net loss of RMB162.2 million attributable to IFM Investments Limited for fiscal year 2010. Non-GAAP net loss attributable to IFM Investments Limited for fiscal year 2011 was RMB328.4 million (US$52.2 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB145.4 million for fiscal year 2010.

Basic and diluted net loss per ADS for fiscal year 2011 were RMB7.55 (US$1.20). Non-GAAP basic and diluted net loss per ADS for fiscal year 2011 were RMB7.37 (US$1.17).

Net cash used in operating activities for fiscal year 2011 was RMB315.0 million (US$50.0 million), mainly due to operating losses. Cash provided by investing activities for fiscal year 2011 was RMB29.6 million (US$4.7 million), which was mainly comprised of an initial payment of RMB25.0 million (US$4.0 million) for the acquisition of SG International Investments Limited, net consumer loans of RMB25.1 million (US$4.0 million) provided during the year, the purchase of property, plant and equipment of RMB37.8 million (US$6.0 million), and offset by matured time deposits of RMB120.0 million (US$19.1 million).

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary.  The audited financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2011 is still in progress. In addition, because the company’s assessment and the audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of internal controls as of the end of fiscal year 2011.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Business Outlook

The Company currently estimates that its total net revenue for the first quarter of 2012 will be in the range of RMB 110 million to RMB 119 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on March 15, 2012 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International: +1-718-354-1231

United States Toll Free: 1866-519-4004

Hong Kong: +852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until March 22, 2012 at http://ir.century21cn.com .

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21®

brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and fair value change in contingent consideration. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	520,647	235,450	37,409
Cash in bank-time deposits	120,000	—	—
Restricted cash	32,498	10,997	1,747
Accounts receivable, net	50,599	97,090	15,426
Amounts due from related parties	1,710	71	11
Loans receivable	12,732	37,511	5,960
Prepaid expenses and other current assets	55,096	37,369	5,937
Total current assets	793,282	418,488	66,490
Non-current assets:
Investment in associates	6,210	10,595	1,683
Property and equipment, net	78,330	62,513	9,932
Intangible assets, net	34,888	95,827	15,225
Goodwill	16,607	114,698	18,224
Other non-current assets	29,225	22,941	3,645
Total assets	958,542	725,062	115,199
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,397	11,220	1,783
Accrued expenses and other current liabilities	163,036	150,502	23,910
Amounts due to related parties	261	266	42
Deferred revenue	9,032	7,773	1,235
Total current liabilities	189,726	169,761	26,970
Long-term deposits payable	13,316	12,180	1,935
Contingent consideration payable	—	44,227	7,027
Deferred tax liabilities	1,803	17,543	2,787
Total liabilities	204,845	243,711	38,719
Redeemable non-controlling interest	—	66,181	10,515
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2010 and December 31, 2011, respectively; 608,793 and 667,672 shares issued and outstanding as of December 31, 2010 and December 31 2011, respectively)	4,533	4,939	785
Class B ordinary shares (US$0.001 par value, 100,000 shares authorized, 80,503 shares issued and outstanding as of December 31, 2010; none outstanding as of December 31, 2011)	550	—	—
Treasury stock	(25,824)	—	—
Additional paid-in capital	1,072,079	1,033,892	164,269
Statutory reserves	5,595	5,595	889
Accumulated deficit	(301,865)	(638,380)	(101,428)
Total IFM Investments Limited shareholders’ equity	755,068	406,046	64,515
Non-controlling interest	(1,371)	9,124	1,450
Total shareholders’ equity	753,697	415,170	65,965
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	958,542	725,062	115,199

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the three months ended				For the year ended
	December31,	September30,	December31,	December31,	December31,	December31,	December31,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	169,861	156,453	142,294	22,608	530,829	604,559	96,055
Costs and expenses:
Commissions and other agent-related costs	(102,487)	(109,371)	(99,487)	(15,807)	(318,872)	(428,920)	(68,149)
Operating costs	(61,506)	(81,217)	(68,142)	(10,827)	(199,670)	(296,652)	(47,133)
Selling, general and administrative expenses	(52,705)	(57,540)	(53,747)	(8,540)	(176,271)	(218,110)	(34,654)
Goodwill impairment losses	—	—	(30,614)	(4,864)	—	(30,614)	(4,864)
Net change in fair value of contingent consideration	—	—	25,716	4,086	—	25,716	4,086
Total costs and expenses	(216,698)	(248,128)	(226,274)	(35,952)	(694,813)	(948,580)	(150,714)
Loss from operations	(46,837)	(91,675)	(83,980)	(13,344)	(163,984)	(344,021)	(54,659)
Interest income	1,915	1,341	375	60	6,685	5,845	929
Other income	3,959	—	—	—	9,350	2,086	331
Foreign currency exchange loss	(3,984)	(1,547)	(397)	(63)	(12,161)	(5,713)	(908)
Loss before income tax and share of associates’ income (losses)	(44,947)	(91,881)	(84,002)	(13,347)	(160,110)	(341,803)	(54,307)
Income tax	(158)	(1,682)	2,995	476	(2,985)	(1,103)	(175)
Share of associates’ income (losses)	(390)	657	926	147	(605)	2,496	397
Net loss	(45,495)	(92,906)	(80,081)	(12,724)	(163,700)	(340,410)	(54,085)
Non-controlling interest	(61)	1,249	1,305	207	1,462	3,895	619
Net loss attributable to IFM Investments Limited	(45,556)	(91,657)	(78,776)	(12,517)	(162,238)	(336,515)	(53,466)

Accretion of convertible redeemable preferred shares	—	—	—	—	(1,213)	—	—
Net loss attributable to ordinary shareholders	(45,556)	(91,657)	(78,776)	(12,517)	(163,451)	(336,515)	(53,466)

Net loss per share, basic	(0.07)	(0.14)	(0.12)	(0.02)	(0.25)	(0.50)	(0.08)
Net loss per share, diluted	(0.07)	(0.14)	(0.12)	(0.02)	(0.25)	(0.50)	(0.08)

Net loss per ADS, basic	(1.00)	(2.06)	(1.77)	(0.28)	(3.75)	(7.55)	(1.20)
Net loss per ADS, diluted	(1.00)	(2.06)	(1.77)	(0.28)	(3.75)	(7.55)	(1.20)

Number of shares used in calculating net loss per share, basic	684,775	667,672	667,672	667,672	654,637	668,291	668,291
Number of shares used in calculating net loss per share, diluted	684,775	667,672	667,672	667,672	654,637	668,291	668,291

Number of ADSs used in calculating net loss per ADS, basic	45,652	44,511	44,511	44,511	43,642	44,553	44,553
Number of ADSs used in calculating net loss per ADS, diluted	45,652	44,511	44,511	44,511	43,642	44,553	44,553

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$

GAAP loss from operations	(46,837)	(91,675)	(83,980)	(13,344)	(163,984)	(344,021)	(54,659)
Plus:
Share-based compensation	2,424	676	458	73	16,860	3,234	514
Goodwill impairment losses	—	—	30,614	4,864	—	30,614	4,864
Fair value change in contingent consideration	—	—	(25,716)	(4,086)	—	(25,716)	(4,086)
Non-GAAP loss from operations	(44,413)	(90,999)	(78,624)	(12,493)	(147,124)	(335,889)	(53,367)

GAAP net loss attributable to IFM Investments Limited	(45,556)	(91,657)	(78,776)	(12,517)	(162,238)	(336,515)	(53,466)
Plus:
Share-based compensation	2,424	676	458	73	16,860	3,234	514
Goodwill impairment losses	—	—	30,614	4,864	—	30,614	4,864
Fair value change in contingent consideration	—	—	(25,716)	(4,086)	—	(25,716)	(4,086)
Non-GAAP net loss attributable to IFM Investments Limited	(43,132)	(90,981)	(73,420)	(11,666)	(145,378)	(328,383)	(52,174)

GAAP net loss attributable to ordinary shareholders	(45,556)	(91,657)	(78,776)	(12,517)	(163,451)	(336,515)	(53,466)
Plus:
Share-based compensation	2,424	676	458	73	16,860	3,234	514
Goodwill impairment losses	—	—	30,614	4,864	—	30,614	4,864
Fair value change in contingent consideration	—	—	(25,716)	(4,086)	—	(25,716)	(4,086)
Non-GAAP net loss attributable to ordinary shareholders	(43,132)	(90,981)	(73,420)	(11,666)	(146,591)	(328,383)	(52,174)

GAAP net loss per ADS, basic	(1.00)	(2.06)	(1.77)	(0.28)	(3.75)	(7.55)	(1.20)
GAAP net loss per ADS, diluted	(1.00)	(2.06)	(1.77)	(0.28)	(3.75)	(7.55)	(1.20)

Non-GAAP net loss per ADS, basic	(0.94)	(2.04)	(1.65)	(0.26)	(3.36)	(7.37)	(1.17)
Non-GAAP net loss per ADS, diluted	(0.94)	(2.04)	(1.65)	(0.26)	(3.36)	(7.37)	(1.17)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	45,652	44,511	44,511	44,511	43,642	44,553	44,553
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	45,652	44,511	44,511	44,511	43,642	44,553	44,553